================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   IHS, INC.
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)


                                   451734107
                                (CUSIP Number)

                               THOMAS J. MURPHY
                   C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
                               3 PICKWICK PLAZA
                         GREENWICH, CONNECTICUT 06830
                           TEL. NO.: (203) 629-8600
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                              SEPTEMBER 21, 2007
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------                          ---------------------------
CUSIP NO. 451734107                                             Page 2 of 16
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     4,687,500
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,687,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,687,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 451734107                                             Page 3 of 16
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         General Atlantic Partners 82, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     4,687,500
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,687,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,687,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 451734107                                             Page 4 of 16
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     4,687,500
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,687,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,687,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 451734107                                             Page 5 of 16
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     4,687,500
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,687,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,687,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 451734107                                             Page 6 of 16
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         GAP-W, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     4,687,500
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,687,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,687,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 451734107                                             Page 7 of 16
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1
         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     4,687,500
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,687,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,687,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 451734107                                             Page 8 of 16
---------------------------                          ---------------------------


ITEM 1.  SECURITY AND ISSUER.

                This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend the Schedule 13D, dated November 22, 2005, and relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of IHS, Inc., a Delaware corporation (the "Company"). This filing represents the initial Schedule 13D filing of GAP-W, LLC with regard to the Common Stock. The address of the principal executive office of the Company is 15 Inverness Way East, Englewood, CO, 80112.


ITEM 2.  IDENTITY AND BACKGROUND.

ITEM 2 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

                This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 82, L.P., a Delaware limited partnership ("GAP 82"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAP-W, LLC, a Delaware limited liability company ("GAP-W"), and GapStar, LLC, a Delaware limited liability company ("GapStar" and, collectively with GA, GAP
82, GAPCO III, GAPCO IV and GAP-W, the "Reporting Persons"). The Reporting Persons are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

---------------------------                          ---------------------------
CUSIP NO. 451734107                                             Page 9 of 16
---------------------------                          ---------------------------


                GA is the general partner of GAP 82, the sole member of GapStar and the manager of GAP-W. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (Chief Executive Officer), H. Raymond Bingham, Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Rene M. Kern, Jonathan Korngold, Christopher
G. Lanning, Jeff Leng, Anton J. Levy, Marc F. McMorris, Thomas J. Murphy, Matthew Nimetz, Ranjit Pandit, Andrew C. Pearson, David A. Rosenstein, Franchon
M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). Mr. Denning serves as a director of the Company. The Managing Members of GAPCO III and GAPCO IV are the GA Managing Directors.

                The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Bingham, McMorris, Tinsley and Wendelstadt) is General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is General Atlantic GmbH, Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Messrs. Feng and Leng is General Atlantic Service Company, LLC, 18/F One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The business address of Messrs. Havaldar and Pandit is General Atlantic Private Limited, 151-152, 15th Floor, Maker Chamber VI, 220 Nariman Point, Mumbai 400 021, India. The business address of Messrs. Bingham and McMorris is General Atlantic Service Company, LLC, 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is General Atlantic Service Company, LLC, 2401 Pennsylvania Avenue N.W., Washington D.C. 20037. The business address of Mr. Wendelstadt is General Atlantic Limited, 83 Pall Mall, Fourth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Leng and Wendelstadt, is a citizen of the United
States. Messrs. Esser and Wendelstadt are citizens of Germany; Mr. Kern is a citizen of the United Staes and Germany; Mr. Pandit is a citizen of the United States and India; Mr. Feng is a citizen of the United States and Taiwan; Mr. Leng is a citizen of Hong Kong, SAR; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

---------------------------                          ---------------------------
CUSIP NO. 451734107                                            Page 10 of 16
---------------------------                          ---------------------------


                None of the Reporting Persons and none of the individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change.


ITEM 4.  PURPOSE OF TRANSACTION.

No change.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

                (a) As of the date hereof, GA, GAP 82, GAPCO III, GAPCO IV and GAP-W each own of record, no shares of Common Stock, 3,307,917 shares of Common Stock, 360,054 shares of Common Stock, 61,368 shares of Common Stock and 958,161 shares of Common Stock, respectively, representing 0.0%, 7.4%, 0.8%, 0.1% and 2.2% of the Company's issued and outstanding shares of Common Stock. In addition, GapStar has an indirect ownership interest in 87,891 shares of Common Stock held by GAPCO III, representing approximately 0.2% of the Company's issued and outstanding shares of Common Stock. Percentages presented in response to this item are based on the number of shares of Common Stock reported as issued and outstanding in the Company's Quarterly Report on Form 10-Q filed on June 27, 2007.

---------------------------                          ---------------------------
CUSIP NO. 451734107                                            Page 11 of 16
---------------------------                          ---------------------------


                By virtue of the fact that (i) GA is the general partner of GAP 82, the sole member of GapStar and the manager of GAP-W and (ii) the Managing Members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 4,687,500 shares of Common Stock, or 10.5% of the Common Stock.

                (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 4,687,500 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                (c) Except as set forth in this paragraph, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days. On September 21, 2007, 958,161 shares of Common Stock previously reported as owned of record by GAP 82 were transferred, through a series of transactions, to GAP-W.

                (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                (e)     Not Applicable.

---------------------------                          ---------------------------
CUSIP NO. 451734107                                            Page 12 of 16
---------------------------                          ---------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

No change.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

              Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

---------------------------                          ---------------------------
CUSIP NO. 451734107                                            Page 13 of 16
---------------------------                          ---------------------------


                                   SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2007

                                        GENERAL ATLANTIC LLC


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   Managing Director



                                        GENERAL ATLANTIC PARTNERS 82, L.P.

                                        By:  General Atlantic LLC,
                                             Its general partner


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   Managing Director



                                        GAP COINVESTMENTS III, LLC


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   A Managing Member

---------------------------                          ---------------------------
CUSIP NO. 451734107                                            Page 14 of 16
---------------------------                          ---------------------------



                                        GAP COINVESTMENTS IV, LLC


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   A Managing Member



                                        GAP-W, LLC

                                        By:     General Atlantic LLC,
                                                Its manager


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   Managing Director



                                        GAPSTAR, LLC
                                        By:  General Atlantic LLC,
                                             Its sole member


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   Managing Director

---------------------------                          ---------------------------
CUSIP NO. 451734107                                            Page 15 of 16
---------------------------                          ---------------------------

         EXHIBIT 1
         to SCHEDULE 13D


                          JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13D-1(k)(1)

                The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:  September 28, 2007

                                        GENERAL ATLANTIC LLC


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   Managing Director



                                        GENERAL ATLANTIC PARTNERS 82, L.P.

                                        By:  General Atlantic LLC,
                                             Its general partner


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   Managing Director



                                        GAP COINVESTMENTS III, LLC


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   A Managing Member

---------------------------                          ---------------------------
CUSIP NO. 451734107                                            Page 16 of 16
---------------------------                          ---------------------------



                                        GAP COINVESTMENTS IV, LLC


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   A Managing Member



                                        GAP-W, LLC

                                        By:  General Atlantic LLC,
                                             Its manager


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   Managing Director



                                        GAPSTAR, LLC
                                        By:  General Atlantic LLC,
                                             Its sole member


                                        By:  /s/ Thomas J. Murphy
                                             ---------------------------------
                                             Name:    Thomas J. Murphy
                                             Title:   Managing Director